Exhibit 12.1
Oncothyreon Inc. and Consolidated Subsidiaries
Statement Regarding Computation of Ratio of Earnings to Fixed Charges

For the Nine
Months Ended
September 30,
2009
Earnings before fixed charges:
Income/(loss) from continuing operations before income taxes, minority interest and income/(loss) from equity investees	$(9,464)
Add fixed charges	21
Add amortization of capitalized interest	—
Add distributed income of equity investees	—
Subtract capitalized interest	—

Income/(loss) before fixed charges	$(9,443)

Fixed charges:
Interest expense	$—
Amortization of debt expense	—
Estimate of interest expense within rental expense	21
Preference security dividend requirements of consolidated subsidiaries	—

Total fixed charges	$21

Deficiency of earnings available to cover fixed charges	$(9,464)